100 Pine Street, Suite 1250

San Francisco, CA 94111

Tel: +1 (415) 707-2717 ◊ Fax: +1 (415) 535-1665

www.dolkartlaw.com

Via Electronic Mail

June 16, 2025

Division of Corporate Finance,

Office of Industrial Services

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, DC 20549

Tel: +1-202-551-6034

Re:Request for Withdrawal of Registration Statement

Dear Mr. Juan Grana:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), ValueOne, Inc. (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-268530) initially filed with the Securities and Exchange Commission (the “Commission”) on May 15, 2024, together with all exhibits thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter.

The Company has determined to withdraw the Registration Statement to make modifications to its business model and plans with the intention of re-filing a new registration statement with the SEC at a later time. Please feel free to contact me if you have any questions regarding this request for withdrawal.

Kind Regards,

/s/ John E. Dolkart, Jr., Esq.

John E. Dolkart, Jr., Esq.

CC: Tea Hyen Shin

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